Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Discovered USA, Inc
325 Soquel Avenue #110
Santa Cruz, CA 95062
https://discovered.tv

Up to $1,234,995.00 in Class B Non-Voting Common Stock at $5.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Discovered USA, Inc
Address: 325 Soquel Avenue #110, Santa Cruz, CA 95062
State of Incorporation: DE
Date Incorporated: April 23, 2019

Terms:

Equity

Offering Minimum: $124,000.00 | 24,800 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,234,995.00 | 246,999 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives & Bonuses*</u>

<u>Loyalty Bonus</u>

As you are already part of the Discovered USA Family, enjoy bonus shares (12%)

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks and recieve 8% Bonus Shares, 12 Month PC Game Pass, Backer's Club Badge On DTV Account, DTV Merchandise Package

Early Bird 2: Invest $5,000+ within the first 2 week and recieve 8% bonus shares, 12 Month PC Game Pass, Backer's Club Badge On DTV Account, DTV Merchandise Package

Early Bird 3: Invest $10,000+ within the first 2 weeks and recieve 10% bonus shares, 12 Month PC Game Pass, Backer's Club Badge on DTV, DTV Merchandise Package, Terry Lewis Fender Guitar Package

Early Bird 4: Invest $20,000+ within the first 2 weeks and recieve 10% bonus shares, 12 Month PC Game Pass, Backer's Club Badge on DTV, DTV Merchandise Package, Discovered's Xbox Creators Corner Package

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares, 12 Month PC Game Pass, Backer's Club Badge on DTV, DTV Merchandise Package, Flyte Tyme® Package Confidential & Private

<u>Mid-Campaign Perks</u>

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 9% bonus shares.

Flash Perk 2: Invest $2,500+ between day 60-65 and receive 7% bonus shares

<u>Amount-Based Perks</u>

Stream Starter:

Invest $500+ and receive 3% Bonus Shares, Backer's Club Badge, 12 Month PC Game Pass Token

Global Viewer:

Invest $1,000+ and receive 3% Bonus Shares, Backer's Club Badge, 12 Month PC Game Pass Token

Creator's Hub:

Invest $5,000+ and receive 5% Bonus Shares, Backer's Club Badge, Early Access To New Features On Discovered, 12 Month PC Game Pass Token, DTV Merchandise Package

Influencer's Impact:

Invest $10,00 and receive 5% Bonus Share, 12 Month PC Game Pass Token, Early Access To New Features On Discovered, Model In Discovered Commercials and Advertising, DTV

Merchandise Package

Visionary's View: Invest $25,000+ and recieve 7% Bonus Shares, 12 Month PC Game Pass Token, Early Access To New

Features On Discovered, Featured In Backer's Documentary, Model In Discovered Commercials and Advertising, DTV Merchandise Package Confidential & Private

Pioneer's Circle:

Invest $50,000+ and recieve 7% Bonus Shares, Backer's Club Badge, Early Access To New Features On Discovered, 12 Month PC Game Pass Token, Featured In Backer's Documentary, Model in Discovered Commercials and Advertising, DTV Merchandise Package

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Discovered USA Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Discovered USA, Inc ("the Company") was formed in Delaware on April 23rd, 2019. Discovered is a gamified streaming and content distribution platform designed to empower creators while offering a seamless monetization experience. The platform combines content streaming (like YouTube and Pluto TV) with monetization tools (like Twitch and Tubi) to create a comprehensive ecosystem for creators and advertisers. By leveraging strategic partnerships with Microsoft, Amazon, and Penske, Discovered has already secured over $2.5 million in advertising revenue for 2025. With a growing library of diverse and inclusive content, the platform provides brands with access to multicultural audiences, unlocking new revenue opportunities in the evolving digital media space.

Competitors and Industry

Competitors

Key Competitors include:

- YouTube – Largest content distribution and streaming platform but lacks integrated gamification and direct monetization for smaller creators.

- Pluto TV & Tubi – AVOD platforms focused on ad-supported streaming but do not emphasize creator-first revenue sharing.

- Twitch – Live streaming and creator monetization, but mainly limited to gaming and high-engagement streamers.

- Netflix & Hulu – Subscription-based content platforms with high production barriers for independent creators.

Discovered differentiates itself by combining content distribution, advertising partnerships, and creator earnings into one ecosystem, prioritizing fair revenue sharing, discoverability, and gamification to enhance engagement.

Industry

Discovered operates at the intersection of digital content streaming, ad-supported video on demand (AVOD), and creator monetization platforms. The $740.3 billion global digital advertising industry is shifting towards more diverse and engaging content, with 70% of ad spending projected to transition to mobile platforms by 2028.

Current Stage and Roadmap

Current Traction

Discovered has rapidly scaled, demonstrating strong industry validation and early adoption. Key achievements include:

- 20,000+ creators on the platform, hosting over 22,000 content pieces.

- Strategic distribution partnerships with Microsoft & more.

- 877,000+ viewers and readers engaged within Microsoft's search ecosystem in 2024.

- Comcast Rise Award winner (twice), reinforcing industry credibility and commitment to empowering underrepresented creators.

- Intellectual Property: Secured a patent for an enhanced content-sharing platform, providing a technological advantage in content distribution.

Future Roadmap

Discovered aims to scale its platform, expand user engagement, and solidify its position as a leader in fair-trade media and entertainment. Key upcoming milestones:

- Increase creator base to 50,000+ and expand the content library.

- Enhance platform features with gamification, advanced ad-tech, and financial technology for better monetization.

- Grow advertising partnerships with additional Fortune 500 brands, leveraging the platform's multicultural reach.

- Expand distribution network through integration with third-party platforms, increasing audience reach and advertiser value.

- Develop AI-driven content discovery tools to personalize user experience and optimize ad targeting.

The Team

Officers and Directors

Name: Charles Vaughn Pankey

Charles Vaughn Pankey's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO
  Dates of Service: April, 2019 - Present
  Responsibilities: Lead the organization by developing and implementing strategic plans to ensure growth and profitability. Oversee all operations, build relationships with key stakeholders, and drive the company's vision and mission.

Name: Samba siva rao Venkata Yarlagadda

Samba siva rao Venkata Yarlagadda's current primary role is with Cisco Systems Inc. Samba siva rao Venkata Yarlagadda currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member, CFO
  Dates of Service: October, 2018 - Present
  Responsibilities: Product road map, corporate strategy, Investor

Other business experience in the past three years:

- Employer: Cisco Systems Inc
  Title: Tax Program Manager

Dates of Service: August, 2010 - Present
Responsibilities: Program Manager for Tax Intercompany - Transfer pricing. Specialist in setting up Global Tax efficient Revenue/ COGS solutions.

Other business experience in the past three years:

- Employer: Self Employment
  Title: CPA Tax Practice
  Dates of Service: June, 2004 - Present
  Responsibilities: Finance and Tax advisor for Small Businesses and families.

Name: Kenneth Yould

Kenneth Yould's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, Chief Design Officer, Director
  Dates of Service: March, 2018 - Present
  Responsibilities: Founder, Design, Product Ideation, Multi-patented inventor-designer and soulful executive

Name: Terry Steven Lewis

Terry Steven Lewis's current primary role is with Flye Tyme Records. Terry Steven Lewis currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: June, 2024 - Present
  Responsibilities: Strategist and Build Partnerships.

Other business experience in the past three years:

- Employer: Flye Tyme Records
  Title: Founder
  Dates of Service: January, 1980 - Present
  Responsibilities: Founder, Produces, Song Writers

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class B Non-Voting Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and

limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product

All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Developing new products and technologies entails significant risks and uncertainties

Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their

money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may

face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Charles Pankey	3,950	Class A Common Stock	39.501%
Kenneth Yould	3,950	Class A Common Stock	39.501%

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Non-Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 246,999 of Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 10,000 with a total of 10,000 outstanding.

Voting Rights

One vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 9,900,000 with a total of 4,990,000 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

We have NOT made any issuances of securities within the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was -$2,454 compared to $437 in fiscal year 2024. The increase in revenue was minimal, reflecting our early-stage operations and limited monetization during this period. Our slight improvement in 2024 suggests initial revenue generation efforts.

Cost of Sales

Cost of Sales for fiscal year 2023 was -$50,106 compared to -$8,113 in fiscal year 2024. The decrease in cost was related to reduced overhead related to product delivery and more efficient cost management as the company refined its go-to-market strategy.

Gross Margins

Gross margins for fiscal year 2023 were -$52,560 compared to -$7,676 in fiscal year 2024. The improvement in gross margins is due to better cost control and a reduction in negative cost of goods sold, though the company has not yet reached profitability.

Expenses

Expenses for fiscal year 2023 were $618,673 compared to $595,819 in fiscal year 2024. The decrease in expenses was due to reductions in operating costs, overhead, & non-essential expenditures.

Historical results and cash flows:

Historical Results & Cash Flows

The Company is currently in the research and development stage and is in the pre-revenue phase. We are of the opinion that historical cash flows will not be indicative of future revenue and cash flow expectations because the company has only recently begun monetization efforts, and revenue generation is expected to scale with platform growth.

Past cash was primarily generated through equity investments, which have supported product development, operational expenses, and strategic expansion efforts. Our goal is to increase revenue through expanded monetization strategies, including advertising partnerships, SaaS offerings, and platform growth, while reducing operational inefficiencies to move toward profitability.

Given the early-stage nature of operations, historical cash flows are not yet representative of long-term financial performance. As the company transitions from development to scaling monetization efforts, revenue is expected to increase, altering future cash flow dynamics.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2024 the Company has capital resources available in the form of $1,213 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support ongoing technology development, expansion of our platform's user base, marketing initiatives, and key hiring efforts. Without these funds, the company would have limited ability to scale, extend operations, or accelerate monetization efforts.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, over 95% will be made up of funds raised from the crowdfunding campaign if it raises its maximum funding goal. The funds are essential for sustaining operations, expanding the platform, and covering key operational costs.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal we anticipate the Company will be able to operate for less than 3 months based on a current monthly burn rate of $20,000. These expenses include technology development, hosting and infrastructure costs, and operational overhead.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for approximately 12 months, depending on revenue growth and cost management. This estimate is based on a projected monthly burn rate of $50,000 for expenses related to salaries, marketing and customer acquisition, research and development, platform infrastructure, and operational costs.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc…)

Currently, the Company has contemplated additional future sources of capital, including potential equity investments, strategic partnerships, and future venture capital funding rounds. While there are no formal commitments at this time, the Company is actively exploring opportunities for additional capital raises to support long-term growth and expansion after our crowdfunding raise.

Indebtedness

- Creditor: Convertible Note 1
  Amount Owed: $15,739.00
  Interest Rate: 5.0%

- Creditor: Convertible Note 2
  Amount Owed: $4,322.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note 3
  Amount Owed: $1,544.00
  Interest Rate: 10.0%
  Maturity Date: December 31, 2025

- Creditor: Convertible Note 4
  Amount Owed: $18,576.99
  Interest Rate: 13.0%

- Creditor: Convertible Note 5
  Amount Owed: $6,000.00
  Interest Rate: 0.0%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $25,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  40.0%
  We will use 40% of the funds to enhance our gamified streaming platform, improve user experience, expand our smart TV and console integrations, and further develop our ad-tech infrastructure to optimize targeted advertising revenue.

- Operations
  25.0%
  We will allocate 25% of the funds to drive user acquisition, increase brand awareness, and attract more content creators through digital advertising, partnerships, influencer collaborations, and community engagement campaigns.

- Company Employment
  13.0%
  We will use 13% of the funds to expand our team, bringing on key personnel in sales, customer support, engineering, and content partnerships to support platform growth and optimize operations.

- Technology Expansion
  2.5%
  We will use 2.5% of the funds for essential business expenses, including server costs, platform maintenance, compliance, and operational overhead to ensure smooth scaling and long-term sustainability.

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,234,995.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Working Capital
  52.0%
  We will use 52% of the funds to enhance our gamified streaming platform, improve user experience, expand our smart TV and console integrations, and further develop our ad-tech infrastructure to optimize targeted advertising revenue.

- Operations
  25.0%
  We will allocate 25% of the funds to drive user acquisition, increase brand awareness, and attract more content creators through digital advertising, partnerships, influencer collaborations, and community engagement campaigns.

- Company Employment
  13.0%
  We will use 13% of the funds to expand our team, bringing on key personnel in sales, customer support, engineering,

and content partnerships to support platform growth and optimize operations.

- Technology Expansion
2.5%
We will use 2.5% of the funds for essential business expenses, including server costs, platform maintenance, compliance, and operational overhead to ensure smooth scaling and long-term sustainability.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://discovered.tv (https://discovered.tv:443/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/usa-discovered

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Discovered USA, Inc

[See attached]

Discovered USA, Inc
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Compilation Report

Years Ended December 31, 2022 & 2023

Table of Contents



Certified Public Accountants, Cyber Security, and Governance, Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To: Discovered USA, Inc. Management

Management is responsible for the accompanying financial statements of Discovered USA, Inc, which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America.

We have performed this compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
January 8, 2025

Discovered USA, Inc
STATEMENT OF FINANCIAL POSITION

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	1,213	250,461
Other Current Assets	5,652	31,232
Total Current Assets	6,865	281,694
Non-Current Assets:		
Fixed Assets	198	648
Accumulated Depreciation	(198)	(450)
Intangible Assets	110,005	5
Accumulated Amortization	(5,445)	-
Other Assets	1,200	1,200
Total Non-Current Assets	105,760	1,403
TOTAL ASSETS	112,625	283,097
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	66,548	35,879
Accrued Wages	1,087,625	771,634
Other Current Liabilities	2,739	1,970
Total Current Liabilities	1,156,912	809,484
Non-Current Liabilities:		
Convertible Notes	722,527	722,527
Convertible Notes - Accrued Interest	73,833	15,301
Long Term Loans	46,182	13,000
Other Long Term Liabilities	25,412	-
Total Non-Current Liabilities	867,954	750,828
TOTAL LIABILITIES	2,024,866	1,560,312
EQUITY		
Common Stock	10	10
APIC	94,964	83,009
Retained Earnings	(2,007,215)	(1,360,235)
TOTAL EQUITY	(1,912,241)	(1,277,215)
TOTAL LIABILITIES AND EQUITY	112,625	283,097

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

Discovered USA, Inc
STATEMENT OF OPERATIONS

	Year Ended December 31,	
	2023	2022
Revenues		
Advertising Revenue	4,050	0
Ad Servicing Earnings	4,500	47,652
Cost of Goods Sold	(8,113)	(50,106)
Gross Profit	437	(2,454)
Operating Expenses		
Selling, General & Administrative Expenses	77,244	175,195
Advertising & Marketing Expenses	8,505	19,095
Legal & Professional Expenses	9,220	4,828
Payroll Expenses	437,412	382,811
Income Tax Expense	1,610	-
Depreciation Expense	198	450
Amortization Expense	5,445	-
Total Operating Expenses	539,635	582,378
Total Loss from Operations	(539,197)	(584,832)
Other Income (Expense)		
Financial Expenses	(55,031)	(23,923)
Other Expenses	(2,608)	(13,807)
Sponsorship Income	1,009	3,141
Other Income	8	749
Total Other Income (Expense)	(56,622)	(33,841)
Earnings Before Income Taxes, Depreciation, and Amortization	(590,176)	(618,223)
Net Income (Loss)	(595,819)	(618,673)

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

Discovered USA, Inc
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(595,819)	(618,673)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	198	450
Amortization Expense	5,445	-
Other Current Assets	25,580	(16,813)
Accounts Payable	30,669	34,979
Accrued Wages	315,991	234,427
Other Current Liabilities	769	731
Prior Period Adjustment	(51,611)	(706)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	327,041	253,069
Net Cash provided by (used in) Operating Activities	(268,778)	(365,604)
INVESTING ACTIVITIES		
Fixed Assets	450	702
Intangible Assets	(110,000)	(5)
Other Assets	-	0
Net Cash provided by (used in) Investing Activities	(109,550)	697
FINANCING ACTIVITIES		
Convertible Notes	-	572,891
Convertible Notes - Accrued Interest	58,532	15,301
Long Term Loans	33,182	-
Other Long Term Liabilities	25,412	-
Common Stock	-	-
APIC	11,954	20,000
Net Cash provided by (used in) Financing Activities	129,080	608,192
Cash at the beginning of period	250,462	7,173
Net Cash increase (decrease) for period	(249,248)	243,290
Cash at end of period	1,214	250,462

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

Discovered USA, Inc

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY

	Common Stock		APIC	Retained earnings	Total Shareholder's
	# of Shares	$ Amount		(Deficit)	Equity
Beginning balance at 1/1/22	10,000	10	63,009	(741,562)	(678,543)
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	20,000	-	20,000
Prior Period Adjustment	-		-	-	-
Net income (loss)	-	-	-	(618,673)	(618,673)
Ending balance at 12/31/22	10,000	10	83,009	(1,360,235)	(1,277,215)
Issuance of Common Stock	-	-	-		-
Additional Paid in Capital	-	-	11,954		11,954
Prior Period Adjustment	-		-	(51,161)	(51,161)
Net income (loss)	-	-		(595,819)	(595,819)
Ending balance at 12/31/23	10,000	10	94,963	(2,007,215)	(1,912,241)

See Accountant's Compilation Report and Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Discovered USA, Inc ("the Company") was formed in Delaware on April 23rd, 2019. The Company plans to earn revenue through advertising, using its online video archival website. Advertising will be conducted by programmatic advertising, sales to advertising agencies and brands, sponsorships and content distributions to other partners. The Company's headquarters is in Santa Cruz, California. The Company's customers will be located in the United States.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $1,213 and $250,461 in cash and as of December 31, 2022 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer	3	1,350	1,350	-	0

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by advertising opportunities on its online website to be shown during user video consumption. The Company's payments are generally collected 30 to 90 days after performing the underlying service. The Company's primary performance obligation is to advertise products on its platform to potential customers of the products being advertised in accordance with the amount of total impressions agreed upon.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. Nadia Gedeon, the spouse of the company's CRO, has lent funds to the company in the form of loans and convertible notes. The nature of these loans are outlined in Note 5, under loans 2, 3 & 4.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were divided as 5% & 12%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2025 to 2027. The notes are convertible into shares of the Company's common stock at a 25% discount during a change of control or qualified financing event.

Loans - The company entered into several promissory note agreements. The terms are as follows:

Note 1

On March 6, 2020, the Company entered into a loan agreement for $13,000 with an interest rate of 5%. This loan has no outlined maturity date. As at December 31, 2023, the loan balance was $15,739.

Note 2

On August 15, 2023, the Company entered into a loan agreement for $4,165 with an interest rate of 10%. As at December 31, 2023, this loan had a balance of $4,322. The maturity date of this loan is December 31, 2025.

Note 3

On September 15, 2023, the Company entered into a loan agreement for $1,500 with an interest rate of 10%. As at December 31, 2023, the loan balance was $1,544. The maturity date of this loan is December 31, 2025.

Note 4

On October 2, 2023, the Company entered into a loan agreement for $18,000 with an interest rate of 13%. There is no maturity date outlined for this note. The company is slated to start repayment of this loan in January 2024. The remaining balance for this loan is $18,576.99 as at December 31, 2023..

Note 5

On November 1, 2023, the Company entered into a loan agreement for $6,000. This loan has no associated interest and had a remaining balance of $6,000 as at December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with a par value of $0.001 per share. 10,000 shares were issued as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 8, 2025, the date these financial statements were available to be issued. No transactions require disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



startengine

Add to Watchlist

GET A PIECE OF DISCOVERED

The Fair Trade Company of Media, Technology and Entertainment.

Discovered is a gamified streaming and content distribution platform, serving over creators and hosting a library of diverse and inclusive content pieces. We have established distribution partners with leading companies in technology, media, and advertising. Discovered offers content distribution, earnings, and streaming in one place. Discovered combines content distribution and streaming (like YouTube, Pluto TV) with monetization (like Twitch and Tubi). Discovered has a system that lets us handle advertising deals with brands and agencies worldwide.

Show less



Get Equity



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

discovered
Empowering creators
Elevating content
Roku androidtv amazon firetv

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$5.00 Per Share

MIN INVEST	VALUATION
$500	$25M

REASONS TO INVEST

Innovative Solution: Discovered empowers all creators by providing a patented gamified streaming platform, unlocking monetization opportunities focused in 2025 on the $5 trillion US spending power of the multicultural market.

Proven Leadership: The leadership team comprises experienced repeat founders and team members from Microsoft, AT&T, Cisco, CBS, and Conde Nast, each bringing a proven track record in the media, securities, advertising, and entertainment sectors.

Strong Momentum: Discovered has built distribution partnerships with global leaders like Microsoft & more.

TEAM



Charles Vaughn Pankey • CEO

Lead the organization by developing and implementing strategic plans. Oversee all operations, build relationships with key stakeholders, and drive the company's vision and mission.

Read Less





Samba Venkata Yarlagadda • Board Member, CFO

Armed with a combination of working in Fortune 100 company and Silicon Valley start-ups, his experience is in the area of: Finance and process optimization in US & International settings, managing complex revenue business models, Software product development (OnPrem/Web/Cloud), presales, tax-efficient global supply chain, audits, controllership, and IPO preparation. Over his 25 years of experience, he has gained specialist skills that are specifically needed for the setting and expansion of American companies abroad. Discovered is his After obtaining a bachelor's in engineering, he pursued an MBA from XLRI Jamshedpur (India's top 3 B-schools), and is a California licensed CPA.

Read Less



Kenneth Yould • Founder, Chief Design Officer

Kenneth is a multi-patented inventor-designer and soulful executive who is equally comfortable defining a big picture vision, as he is diving into the minute details that truly make products and brands memorable. Kenneth has been a creative leader, high-energy operator, and effective culture builder of teams responsible for designing



products, services, business strategies, and brands from end to end-end-for both startups and Fortune 100 corporations. He is the lead designer of the world recognized Prince "symbol" guitar.

Read Less





Terry Steven Lewis • Board Member

Terry Lewis is a multiple Grammy Awards recipient and was inducted into the Songwriters Hall of Fame in 2017. Terry Lewis is a renowned American record producer, multi-instrumentalist, and songwriter, best known for his work with the R&B duo Jimmy Jam and Terry Lewis. Lewis began his career as a musician, playing bass guitar in various bands before moving into production. Together with Jimmy Jam, Terry Lewis has produced numerous hits for artists such as Janet Jackson, Boyz II Men, Mariah Carey, Usher, and Mary J. Blige. The duo has written 41 Top 10 hits in the U.S. and holds the record for the most Billboard No. 1 hits by a songwriting/production team. Their notable collaborations with Janet Jackson include hits like ""What Have You Done for Me Lately?"" and ""Nasty"" from her 1986 album Control, as well as ""Miss You Much"" and ""Escapade"" from her Rhythm Nation 1814 album. His contributions to the music industry have made him one of the most successful writer-producers in last 30 plus years.

Read Less

Show Less

THE PITCH

World of Content Distribution

Discovered is revolutionizing content distribution, live-streaming, and advertising video on demand with its patented video technology. Gamification is integral to Discovered, boosting user engagement and retention by creating an interactive and enjoyable experience. With over 20,000 creators and more than $2.5 million in booked advertising revenue, Discovered is supported by strategic distribution partnerships with industry leaders like Microsoft.

Our leadership team's expertise and proven success has the potential to make Discovered the premier platform for empowering creators. Discovered is a certified minority owned business.
Our gamification technology has the capability to drive granular analytics for marketers, brands, and ad agencies.


EMPOWERING DIVERSE CREATORS WORLDWIDE
20,000+ creators onboarded
Supporting historically underrepresented communities
$2.5M+ in Ad revenue secured
Proven advertising success
22,000+ content pieces
High-quality, diverse and safe-for-work
Global partnerships (Distribution)
Collaborations with Microsoft & more
Award-winning platform
2x winner of the Comcast® Rise Award

THE PROBLEM & OUR SOLUTION

The Problem

Problem

Creators Struggle To Gain Traction

Creators, particularly underrepresented creators, face systemic barriers to entry in the creative economy, limiting their ability to monetize content despite holding over $5 trillion in US spending power (source). Current platforms often overlook these creators until they reach unattainable metrics, leaving a gap in fair compensation and representation.

Multicultural Advertising Is Strategically Important But Fragmented and Challenging For Advertisers

The U.S. is experiencing significant demographic shifts, with projections indicating that by 2045, no single racial or ethnic group will constitute a majority. This transformation underscores the critical need for businesses to adopt multicultural marketing strategies. By embracing diversity, brands can forge deeper, more meaningful connections with their audience, fostering trust, credibility, and loyalty.

Solution

Discovered empowers creators through a patented gamified streaming platform that prioritizes fair revenue sharing, advertising friendly and inclusive content. Supported by advanced ad-tech infrastructure, advanced video player technology that can be integrated into other websites (increasing content distribution and ad revenue), and established distribution partners with leading companies in technology, media, and advertising. Our ad-supported video on demand model drives income for creators while providing diverse, safe-for-work content to audiences. This innovative approach ensures sustainable growth for creators and significant sales opportunities, audience touch points and granular data analytics for advertisers, making Discovered, a unique player in the media space.

By addressing the needs of these vibrant and growing markets, Discovered not only fills a critical gap in content distribution but also provides brands and agencies with unparalleled opportunities to connect with diverse audiences.



THE MARKET & OUR TRACTION

Global Digital Advertising Market Today

Market

Discovered targets the $740.3 billion global digital advertising market[1], projected to grow significantly as 70% of ad spending transitions to mobile platforms by 2028[2]. With multicultural consumers driving over $5 trillion in combined spending power in the U.S alone, Discovered addresses the demand for authentic and inclusive content that resonates with all audiences. The focus on multicultural audiences is a demographic increasingly vital to global brands' success.

Traction

Discovered has secured early-stage funding, generated advertising commitments for 2025, and established distribution partners with leading companies in technology, media, and advertising.
Our platform hosts 20,000+ creators, offering 22,000+ content pieces. As a two-time Comcast Rise Award winner, Discovered is uniquely positioned for sustained growth in the multicultural media space.

Additional Traction Highlights

- Growing Audience: 877,000+ viewers and readers engaged with our content within Microsoft's search ecosystem in 2024.
- Intellectual Property: We have successfully secured a patent for an enhanced content sharing platform, which provides us with a significant competitive advantage by offering proprietary technology that enhances user engagement and content distribution efficiency.
- Testimonials:
  - Terry Lewis, Legendary Grammy-winning producer and Discovered board member, highlights the platform's potential.
  - Gene Freeman, actor, director, and producer, endorses Discovered's mission to empower creators.
- Notable Investors: Discovered has attracted key investors like DeMeco Ryans (Houston Texans Head Coach) and Antoine Caldwell (former NFL player), General Manager of Investment Banking Firm, and a Family Office.
- Distribution Partners: Discovered has formed strategic collaborations & connections with industry leaders, demonstrating the platform's creditability.
- Leadership Team: Led by experts with decades of experience in media, securities, advertising, entertainment, ad tech and technology, including innovators with patents and previous successful ventures.

WHY INVEST

Join Us!

By investing in Discovered, you become part of an unprecedented movement empowering creators and tapping into a $5 trillion+ market to drive user acquisition, fuel content library expansion, enhance platform features like gamification, data capture, financial technology and advanced ad tech.

Join us in shaping a more inclusive media landscape while benefiting from our traction and strategic collaborations with global leaders. Together, we can aim to redefine fair trade in media, technology and entertainment.


Rushion's Kitchen Live: Cook Foo
w/Soul Ft Chef Jernard Wells
TELEVISION / FOOD
Rushion's Kitchen
WATCH NOW
VISIT PROFILE
Lemon Layered Cheesecake Recipe by Rushion McDonald
Rushion's Kitchen
Francisca Ft. Klones Melody:
Mapema Yebo (Official Video)
MUSIC / REGGAE
Francisca
WATCH NOW
VISIT PROFILE
Outside by Yung Martez ft. Lah Pat (Official Video)
Yung Martez
Sarina Ole (Official Visualizer)
Sarina
Skyrah Bliss - Hoodrat Performance (Official Music Video)
LoudMuzik
discovered
Roku
androidtv
amazon fireTV
Samsung
SMART TV

ABOUT

HEADQUARTERS

325 Soquel Avenue #110
Santa Cruz, CA 95062

WEBSITE

View Site

Discovered is a gamified streaming and content distribution platform, serving over creators and hosting a library of diverse and inclusive content pieces. We have established distribution partners with leading companies in technology, media, and advertising. Discovered offers content distribution, earnings, and streaming in one place. Discovered combines content distribution and streaming (like YouTube, Pluto TV) with monetization (like Twitch and Tubi). Discovered has a system that lets us handle advertising deals with brands and agencies worldwide.

TERMS

Discovered

Overview

PRICE PER SHARE		VALUATION
$5		$25M

DEADLINE ⓘ		FUNDING GOAL ⓘ
May. 1, 2025 at 6:59 AM UTC		$124K - $1.23M

Breakdown

MIN INVESTMENT ⓘ		OFFERING TYPE
$500		Equity

MAX INVESTMENT ⓘ		SHARES OFFERED
$1,234,995		Class B Non-Voting Common Stock

MIN NUMBER OF SHARES OFFERED
24,800

MAX NUMBER OF SHARES OFFERED
246,999

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌃

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$112,625	$283,097
Cash & Cash Equivalents	$1,213	$250,461
Accounts Receivable	$0	$0
Short-Term Debt	$1,156,912	$809,484

Long-Term Debt	$867,954	$750,828
Revenue & Sales	$437	-$2,454
Costs of Goods Sold	-$8,113	-$50,106
Taxes Paid	$0	$0
Net Income	-$595,819	-$618,673

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus

As you are already part of the Discovered USA Family, enjoy bonus shares (12%)

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and recieve 8% Bonus Shares, 12 Month PC Game Pass, Backer's Club Badge On DTV Account, DTV Merchandise Package

Early Bird 2: Invest $5,000+ within the first 2 week and recieve 8% bonus shares, 12 Month PC Game Pass, Backer's Club Badge On DTV Account, DTV Merchandise Package

Early Bird 3: Invest $10,000+ within the first 2 weeks and recieve 10% bonus shares, 12 Month PC Game Pass, Backer's Club Badge on DTV, DTV Merchandise Package, Terry Lewis Fender Guitar Package

Early Bird 4: Invest $20,000+ within the first 2 weeks and recieve 10% bonus shares, 12 Month PC Game Pass, Backer's Club Badge on DTV, DTV Merchandise Package, Discovered's Xbox Creators Corner Package

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 15% bonus shares, 12 Month PC Game Pass, Backer's Club Badge on DTV, DTV Merchandise Package, Flyte Tyme® Package Confidential & Private

Mid-Campaign Perks

Flash Perk 1: Invest $2,500+ between day 35-40 and receive 9% bonus shares.

Flash Perk 2: Invest $2,500+ between day 60-65 and receive 7% bonus shares

Amount-Based Perks

Stream Starter:

Invest $500+ and receive 3% Bonus Shares, Backer's Club Badge, 12 Month PC Game Pass Token

Global Viewer:

Invest $1,000+ and receive 3% Bonus Shares, Backer's Club Badge, 12 Month PC Game Pass Token

Creator's Hub:

Invest $5,000+ and receive 5% Bonus Shares, Backer's Club Badge, Early Access To New Features On Discovered, 12 Month PC Game Pass Token, DTV Merchandise Package

Influencer's Impact:

Invest $10,00 and receive 5% Bonus Share, 12 Month PC Game Pass Token, Early Access To New Features On Discovered, Model In Discovered Commercials and Advertising, DTV

Merchandise Package

Visionary's View: Invest $25,000+ and recieve 7% Bonus Shares, 12 Month PC Game Pass Token, Early Access To New Features On Discovered, Featured In Backer's Documentary, Model In Discovered Commercials and Advertising, DTV Merchandise Package Confidential & Private

Pioneer's Circle:

Invest $50,000+ and recieve 7% Bonus Shares, Backer's Club Badge, Early Access To New Features On Discovered, 12 Month PC Game Pass Token, Featured In Backer's Documentary, Model in Discovered Commercials and Advertising, DTV Merchandise Package

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Discovered USA Inc will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $5.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP	SUBMIT ORDER	FUNDS IN TRANSIT	FUNDS RECEIVED	FUNDS INVESTED

WHY STARTENGINE?


REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!


SECURE
Your info is your info. We take pride in keeping it that way!


DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be? ⌃

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment? ⌃

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+? ⌃

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs →



Get To Know Us

Our Team

Careers

Blog

Let's Work Together

Raise Capital

Refer a Founder, earn $10k

Success Stories

Partnerships

Need Help

Contact Us

Help Center







@ 2025 All Rights Reserved

Download on the App Store

GET IT ON Google Play

Terms of Use Privacy Policy Disclaimer Annual Reports Form CRS Reg. BI Disclosure

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors
Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:58 PM 04/23/2019
FILED 12:58 PM 04/23/2019
SR 20193080277 - File Number 7388068

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation under pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.   The name of the Corporation is Discovered USA Inc

2.   The Registered Office of the corporation in the State of Delaware is located at 28 Old Rudnick Lane (street), in the City of Dover , County of KENT Zip Code 19901 . The name of the Registered Agent at such address upon whom process against this corporation may be served is Platinum Filings, LLC

3.   The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

4.   The total amount of stock this corporation is authorized to issue is 10,000 shares (number of authorized shares) with a par value of $ 0.001 per share.

5.   The name and mailing address of the incorporator are as follows:

Name   Charles Pankey
Mailing Address 2430 N Washington Street
Denver CO   Zip Code 80205

By: _____
          Incorporator

Name: Charles Pankey
                    Print or Type



discovered

Dated: 26th Dec 2024.

DRAFT – Certificate of Amendment

Discovered USA, Inc., a Delaware Corporation, hereby certify that it took the following corporate actions and adopted the following resolutions upon unanimous written consent of the Corporation's directors who adopted and approved said resolutions, effective as of December 26th, 2024.

FIRST: That at a meeting of the Board of Directors of Discovered USA Inc, resolutions were duly adopted setting forth a proposed amendment of the certificate of Incorporation. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Articles shall be amended to reflect

"This Corporation is authorized to issue two classes of shares designated respectively as "Class A Common Stock (Class A)", and "Non-Voting Common Stock (Class B) and referred to herein as Class A Common Stock or Class A Common Shares, and Class B non-voting Common Stock or Class B non-voting Common shares respectively. The total number of shares of non-voting Common Stock this corporation is authorized to issue is 9,900,000, and the total number of Common stock this corporation has authorized to issue is 10,000 with par value of $0.001. The Class A Common shares may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Class A Common shares. The board of directors is authorized to determine or alter then rights, preferences, privileges, and restrictions granted to or imposed upon any privileges and restricts grants to or imposed upon any wholly un-issued series of Class A Common shares. Regarding Rights, Preferences, and Privileges Except as set forth below, the Class A Common Stock and Class B Common Stock shall be identical in all respects, including with respect to dividends, liquidation rights, and other economic rights.
Voting Rights

- Class A Common Stock: Holders shall be entitled to one (1) vote per share on all matters submitted to a vote of the shareholders.
- Class B Common Stock: Holders shall have no voting rights except as required by law.

SECOND: Amendment was approved by the stockholders and was duly adopted in accordance with the General corporation law of State of Delaware.

Signed by

Samba Yarlagadda, CFO
Discovered USA Inc.
Santa Cruz, CA

Attendees:
Charles Pankey
Kenneth Yould